MANAGEMENT DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS FOR THE THREE
MONTHS ENDED MARCH 31, 2006

Management Discussion and Analysis of
Financial Condition and Results of Operations
For The Year Ended March 31, 2006

The following discussion and analysis of results of operations and liquidity and capital resources should be read in conjunction with the financial data and the financial statements and the related notes thereto included elsewhere herein. This Management Discussion and Analysis as of April 25, 2006 provides information on the activities of ViRexx Medical Corp. (“ViRexx” or the “Company”) on a consolidated basis and all amounts are expressed in Canadian dollars unless otherwise noted.

The Consolidated Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). Canadian GAAP differs in certain material respects from U.S. GAAP. For a discussion of the principal differences between Canadian GAAP and U.S. GAAP as they pertain to ViRexx Medical Corp. see Note 15 to the audited Consolidated Financial Statements. Note 15 to the Consolidated Financial Statements also provide a reconciliation of our Consolidated Financial Statements to United States Generally Accepted Accounting Principles.

OVERVIEW

ViRexx is listed on the American Stock Exchange (AMEX) and the Toronto Stock Exchange (TSX). ViRexx is a biotechnology company focused on the development of novel therapeutic product candidates for the treatment of certain cancers and specified chronic viral infections. ViRexx’s most advanced programs include drug candidates for the treatment of ovarian cancer, chronic hepatitis B & C and solid liver tumours. ViRexx has three platform technologies; AIT™ (antibody-based immunotherapy), T-ACT™ (targeted-autothrombogenic cancer therapy) and Chimigen™, all of which are based on the principle of harnessing the body’s power to fight disease.

AIT’ Platform Technology

The lead product candidate from the AIT™ platform is OvaRex® MAb, a therapy for late-stage ovarian cancer. OvaRex® MAb is currently the subject of two pivotal Phase III clinical trials in more than 60 sites in the United States. A wholly owned subsidiary of ViRexx has licensed to Unither Pharmaceuticals, Inc. (“Unither”), a subsidiary of United Therapeutics Corporation, exclusive rights for development and commercialization of OvaRex® MAb in its Territory.

In the first quarter of 2006, our licensing partner, Unither completed enrolment in a Phase II trial of OvaRex® MAb as a combination therapy in conjunction with frontline chemotherapy. The endpoint of the Phase II trial is the development of an immunological response to CA125, a tumor associated antigen that is over-expressed in late-stage ovarian cancer patients. Analysis of the data from this 40 patient trial is ongoing with results expected towards the end of 2006. The second Phase III trial (IMPACT II) is expected to be fully enrolled before the end of the second quarter 2006. The first of the two identical Phase III randomized, double-blind, placebo controlled trials (IMPACT I) completed enrolment and dosing in January of 2006.

ViRexx is in late stage negotiations with potential partners for licensing of OvaRex® MAb for European territories retained by ViRexx. Finalizing such an agreement will mean that OvaRex® MAb, if approved, would be available worldwide with significant sales potential .

T-ACT’ Platform Technology

The T-ACT™ platform is designed to cut off the blood supply to tumors, leading to tumour tissue starvation and tumour death. The lead product candidate of the T-ACT™ platform is Occlusin™ 50 Injection, a treatment for solid liver tumours. The Occlusin™ 50 Injection safety trial is being conducted at the Toronto General Hospital under the direction of Dr. Morris Sherman and at the Calgary Foothills Hospital under the direction of Dr. Kelly Burak. The trial is designed to examine the safety of Occlusin™ 50 Injection when used as an embolizing agent as part of transcatheter arterial chemoembolization (“TACE”) procedures for the treatment of cancer of the liver. This study is expected to be completed in the second quarter of 2006. Partnering discussions are ongoing with several companies interested in Occlusin™ 50 Injection, specifically for licensing territories in Asia. The Company estimates the market for Occlusin™ 50 Injection in Asia at more than $300 million.

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Management Discussion and Analysis of
Financial Condition and Results of Operations
For The Year Ended March 31, 2006

Chimigen™ Platform Technology

The lead product candidate from the Chimigen™ platform is HepaVaxx B, a therapeutic vaccine for the treatment of chronic hepatitis B infection. On April 19th 2006, ViRexx received approval from Health Canada to initiate a Phase I trial of HepaVaxx B, which will begin in May 2006. Also, the Company expanded the development of its Chimigen™ vaccine platform into the area of biodefense, announcing research collaborations with Defence Research and Development Canada-Suffield.

HIGHLIGHTS

The Company recorded a net loss for the three month period ended March 31, 2006 of $2,308,647 or ($0.04) per share, as compared to $1,702,833 or ($0.03) per share for the first quarter of 2005. The change in the Company’s net loss for the first quarter is primarily attributable to clinical and preclinical trial costs. Additional costs were also incurred on business development activities for its product candidates.

During the first quarter of 2006, research and development costs for the Chimigen™ platform have been offset by a $79,088 financial contribution from the National Research Council of Canada Industrial Research Assistance Program (NRC-IRAP).

The Company strengthened its balance sheet with a private placement for gross proceeds $12,000,000 in February 2006 and subsequent to the end of the quarter completed a second transaction for gross proceeds of $1,000,000. The Company exited the first quarter of 2006 with cash and cash equivalents of $14,429,807 compared $5,571,850 as at December 31, 2005.

RESULTS OF OPERATIONS

The Company recorded a net loss for the three month period ended March 31, 2006 of $2,308,647 or ($0.04) per share, as compared with a net loss of $1,702,833 or ($0.03) per share for the corresponding period ended March 31, 2005. The changes in the Company’s net loss were due to the following:

Research and Development

ViRexx is a development stage company that allocates the majority of its resources to product development, which includes clinical trial activities. The majority of costs are associated with ViRexx’s three technology platforms. ViRexx’s strategy is to capitalize on pre-clinical and clinical opportunities through licensing and collaborative arrangements with third parties. Therefore, ViRexx has allocated cash and other resources to activities that have the potential of generating product commercialization opportunities.

Research and development expenses for the three months ended March 31, 2006, totalled $1,543,667, an increase of $630,683 from $912,984 in research and development expenses incurred for the corresponding period ended March 31, 2005. This difference was due to preclinical animal testing and preparation for the HepaVaxx B clinical studies. Continued efforts were also spent on the development of the Occlusin™ 500 Artificial Embolization Device and Occlusin™ 50 Injection clinical activities. Also, in the first quarter of 2006 the Company focused on initiating manufacturing activities in Europe for OvaRex® MAb.

Research and development activities are ongoing. Primate safety studies were initiated in January 2006 for HepaVaxx B. These studies have been designed to support the earlier preclinical studies which demonstrated both safety and efficacy of the product candidate.

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Management Discussion and Analysis of
Financial Condition and Results of Operations
For The Year Ended March 31, 2006

Government Assistance

To support ongoing research programmes the Company applies for external funding opportunities from NRC-IRAP and other agencies. Grants awarded are merit-based and only a small percentage of applications are approved and receive assistance.

Government assistance awarded for the quarter ended March 31, 2006, was $79,088. The Company is vigorously pursuing governmental grants in areas which could benefit from its existing technologies. These activities include discussions with various levels and agencies of both the American and Canadian governments who are keenly interested in products for pandemic and biodefense purposes. In January, 2006 ViRexx was one of thirty companies which attended the roundtable on bioterrorism. It is important that these grants are available because they allow ViRexx to expand its portfolio without diluting its original product focus.

Corporate Administration

Corporate administration expenses for the three months ended March 31, 2006, totalled $927,435, an increase of $185,075 from $742,360 in corporate administration expenses recorded for the corresponding period ended March 31, 2005. The difference is attributable to American Stock Exchange listing fees and fees incurred for recruiting key management positions. Investor relations activity also increased to bring more awareness to the ViRexx stock in both the U.S. and Canada. These activities include road shows in New York, Minneapolis, and Boston, interviews with various IR firms based in New York, as well as internet-dependent broadcast mails.

Business development activity is progressing with several companies interested in the lead product candidates from the Chimigen™ and T-ACT™ platforms. To date, the Company has entered into confidential discussions with a number of companies, primarily from the Asia - Pacific region, for licensing rights to HepaVaxx B and Occlusin™ 50 Injection.

LIQUIDITY AND CAPITAL RESOURCES

The Company currently has no contributing cash flows from operations. As a result, it relies on external sources of financing, such as the issue of equity or debt securities, the exercise of options or warrants, and investment income. No revenues from operations are expected until certain milestone and royalty payments from license and collaboration agreements have been earned or commercialization of a product candidate has occurred.

As at March 31, 2006, the Company’s cash and cash equivalents totalled $14,429,807 as compared with $5,571,850 at December 31, 2005. The Company’s net cash used in operating activities amounted to $2,383,687 for the three months ended March 31, 2006 and reflects the Company’s use of cash to fund its net operating losses and the net changes in non-cash working capital balances.

On February 16, 2006 the Company completed a brokered private placement of 10,909,090 units for gross proceeds of $12,000,000. Each unit consists of one common share and one share purchase warrant. Each share purchase warrant entitles the holder to purchase one common share of ViRexx at a price of Cdn $1.50 for a period of 2 years. The broker for the private placement received cash of 7% of the gross proceeds and 1,090,909 broker warrants as a commission. Each broker warrant entitles the broker to acquire one common share of the Company for $1.50 per share for a period of 2 years from the date of issuance.

The Company has employed cost savings alternatives as much as possible in order to manage its cash reserve and operating expenditures. Planned activities have been focused on advancing ViRexx’s lead product candidates while transforming its pipeline from the pre-clinical stage to a broader pipeline of clinical product candidates. Additional capital resources may be required depending on the progress of research and development programs along with the outcome of clinical trials and pre-clinical studies results. Such capital resources could be derived through equity, debt financings, and achievement of milestone payments or collaborative arrangements with corporate partners from other sources. The Company’s ability to generate additional capital is subject to uncontrollable factors as outlined in the “Risks and Uncertainties” section of this document. If the Company has insufficient capital its technology platforms or components of them may have to be delayed, reduced or eliminated.

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Management Discussion and Analysis of
Financial Condition and Results of Operations
For The Year Ended March 31, 2006

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

In continuing operations, the Company has entered into long-term contractual arrangements from time to time for office and laboratory facility and product manufacturing. The following table presents commitments arising from these arrangements currently in force over the next five years:

	Total	< 1 year	1 - 3 years	> 3 years
Operating lease obligations1 & 2	618,329	109,263	344,896	164,170
Product manufacturing obligations	906,038	906,038	-	-
Total contractual obligations	1,524,367	1,015,301	344,896	164,170

Notes:	1)	Lease on laboratory and offices of $109,263 per annum until May 31, 2007
2)	Lease on laboratory and offices of $115,885 per annum from June 1, 2007 to May 31, 2011

OFF-BALANCE SHEET ARRANGEMENTS

Since inception, the Company has not had any material off-balance sheet arrangements, and inflation has not had a material effect on operation.

RISKS AND UNCERTAINTIES

The Company’s drug product candidates are at a development stage. As such, they have not been approved by regulatory authorities in any relevant jurisdiction and have not yet been marketed commercially. The Company’s future success will require efficacy and safety of its product candidates and regulatory approval for these product candidates. Future success of commercialization of any product is also dependant on the ability of the Company to obtain patents, enforce such patents and avoid patent infringement.

Due to the inherent uncertainties involved in the drug development, regulatory review and approval processes, the anticipated completion dates, the cost of completing the research and development and the period in which material net cash inflows from these projects are expected to commence are not known or estimable. There are many risks and uncertainties associated with completing the development of the unapproved product candidates. If these projects are not completed in a timely manner, regulatory approvals would be delayed and the Company’s operations, liquidity and financial position could suffer. Without regulatory approvals, the Company could not commercialize and sell these product candidates and, therefore, potential revenues and profits from these product candidates would be delayed or impossible to achieve.

The Company has no significant exposure to changes in interest rates and carries small amounts of operating capital in U.S. denominated instruments. The Company does not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in foreign exchange rates.

ViRexx’s share price is subject to equity market price risk, which may result in significant speculation and volatility of trading due to the uncertainty inherent in the stage of the Company’s growth in the biotechnology industry.

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Management Discussion and Analysis of
Financial Condition and Results of Operations
For The Year Ended March 31, 2006

A detailed list of the risks and uncertainties affecting ViRexx can be found in the Company’s Annual Information Form. Additional information relating to ViRexx, including the Company’s Annual Information Form is available on SEDAR at www.sedar.com or at the Company’s web site at www.virexx.com.

OUTLOOK

The Company is a research and development company, with a primary focus being the development and commercialization of its product candidates. The Company expects to continue to incur operating losses until the first commercialized products are introduced in 2008. Net research and development costs are expected to continue to increase as the Company advances the development of Occlusin™ 50 Injection, HepaVaxx B and HepaVaxx C therapeutic vaccines.

As of March 31, 2006, the Company had $14,429,807 in cash equivalents and short-term investments as compared to $5,571,850 at December 31, 2005.

Over the longer term, the Company expects that it will require additional financing and as such plans to raise funds from time to time through either the capital markets or strategic partnering initiatives. Funding requirements may vary depending on a number of factors, including the progress and results of the pre-clinical studies and human clinical trials, regulatory approvals, and competing technological and market developments. Depending on the results of the research and development programs and availability of financial resources, the Company may accelerate, terminate, cut back on certain areas of research and development, or commence new areas of research and development.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with Canadian and U.S. GAAP requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. These estimates are based on assumptions and judgments that may be affected by commercial, economic and other factors. Actual results could differ from those estimates.

An accounting policy is considered to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the financial statements. The assumptions, judgments and estimates involved in the accounting for acquired intellectual property rights could potentially have a material impact on the Corporation’s consolidated financial statements. The following description of critical accounting policies, judgments and estimates should be read in conjunction with the December 31, 2005 consolidated financial statements.

ACQUIRED INTELLECTUAL PROPERTY

At March 31, 2006, the acquired intellectual property rights had a net book value of $29.2 million related to the intellectual property acquired in the acquisition of AltaRex in December 2004. The intellectual property consists of an Exclusive Agreement with Unither Pharmaceuticals Inc. (“Unither”), a wholly owned subsidiary of United Therapeutics, for the development of certain monoclonal antibodies, including OvaRex® MAb, ViRexx’s lead product candidate in late stage development for the treatment of ovarian cancer.

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Management Discussion and Analysis of
Financial Condition and Results of Operations
For The Year Ended March 31, 2006

The intellectual property was recorded as an asset as required under Canadian GAAP, and is being amortized on a straight-line basis over the patent’s estimated useful life of thirteen years. The Company has adopted the provisions of CICA 3063 “Impairment of Long-Lived Assets” which tests the recoverability of long-lived assets whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recorded in the period when it is determined that the carrying amount of the assets may not be recoverable. The impairment loss is calculated as the amount by which the carrying amount of the assets exceeds the discounted cash flows from the asset. Changes in any of these management assumptions could have a material impact on the impairment of the assets.

FORWARD-LOOKING STATEMENTS

Except for historical information, this “Management Discussion and Analysis of Financial Condition and Operations” contains forward-looking statements which may not be based on historical fact. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, risks associated with the completion of clinical trials and obtaining regulatory approvals, the ability to protect the Company’s intellectual property, dependence on its collaborative partner, additional long-term capital requirements and ViRexx’s stage of development. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements.

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Management Discussion and Analysis of
Financial Condition and Results of Operations
For The Year Ended March 31, 2006

SUPPLEMENTAL INFORMATION

Summary of Quarterly Results

The following unaudited quarterly information is presented in thousands of dollars except for loss per share amounts:

	2006	2005				2004
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Government assistance	110	-	-	45	-	320	89	194	262
Research and development costs	1,654	1,471	1,291	1,120	913	961	687	558	454
Net Earnings (Loss)	(2,309)	(3,543)	(2,005)	(2,009)	(1,703)	(1,352)	(963)	(854)	(489)
Basic and diluted earnings (loss) per share	(0.04)	(0.02)	(0.04)	(0.04)	(0.03)	(0.04)	(0.04)	(0.03)	(0.03)
Weighted average number of common shares outstanding	63,842	55,827	55,557	55,052	53,745	25,268	27,006	27,006	15,600

The quarterly results have varied primarily as a result of availability of resources to fund operations and the timing of significant expenses incurred in the development of the Company’s product candidates (manufacturing, clinical trials).

Outstanding Share Data	March 31, 2006	December 31, 2005
Common shares issued and outstanding	69,542,535	58,443,445
Stock options outstanding	6,832,563	6,670,200
Warrants outstanding	14,819,289	2,819,299

Stock options and warrants exercised are converted into an equal number of common shares. If fully exercised the stock options and warrants could generate proceeds of $26,575,667.

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